CLECO POWER LLC	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2008		2007		2006		2005		2004
Earnings from continuing operations	$113,832		$84,673		$64,828		$59,081		$52,202
Income taxes	27,956		29,613		33,059		37,495		27,691
Earnings from continuing operations before income taxes	$141,788		$114,286		$97,887		$96,576		$79,893
Fixed charges:
Interest, long-term debt	$51,636		$32,903		$33,138		$24,583		$26,909
Interest, other (including interest on short-term debt)	13,397		8,408		4,662		2,431		984
Amortization of debt expense, premium, net	1,892		1,399		1,295		1,482		1,797
Portion of rentals representative of an interest factor	523		558		506		283		267
Total fixed charges	$67,448		$43,268		$39,601		$28,779		$29,957
Earnings from continuing operations before income taxes	$141,788		$114,286		$97,887		$96,576		$79,893
Total fixed charges from above	67,448		43,268		39,601		28,779		29,957
Earnings from continuing operations before income taxes and fixed charges	$209,236		$157,554		$137,488		$125,355		$109,850
Ratio of earnings to fixed charges	3.10	x	3.64	x	3.47	x	4.36	x	3.67	x